UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 29371 / July 29, 2010

_____

In the Matter of   :
                                                                                              :
UBS Series Trust   :
1285 Avenue of the Americas, 12th Floor   :
New York, NY 10019-6028   :
                                                                                              :
(811-04919)   :
_____:

ORDER UNDER SECTION 8(f) OF THE INVESTMENT COMPANY ACT OF 1940
DECLARING THAT APPLICANT HAS CEASED TO BE AN INVESTMENT
COMPANY

UBS Series Trust ("Applicant") filed an application on December 23, 2009, and an
amended and restated application on March 19, 2010, under Section 8(f) of the
Investment Company Act of 1940 ("1940 Act"), requesting an order declaring that it has
ceased to be an investment company as defined by the 1940 Act.

On June 25, 2010, a notice of filing of the application was issued (Investment Company
Act Release No. 29333). The notice gave interested persons an opportunity to request a
hearing and stated that an order disposing of the application would be issued unless a
hearing was ordered. No request for a hearing has been filed, and the Commission has
not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in
the application, that Applicant has ceased to be an investment company. Accordingly,

IT IS ORDERED, pursuant to section 8(f) of the 1940 Act that the Applicant's
registration under the 1940 Act shall immediately cease to be in effect.

For the Commission, by the Division of Investment Management, under delegated
authority.

                                                                            Florence E. Harmon
                                                                            Deputy Secretary